DEAH HELLER

Secretary of State

204 North Carson Street, Suite 1

Carson City, Nevada 89701-4299

(775) 684-5708

Certificate of Amendment (PURSUANT TO NRS 78.385 and 78.390)

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.    Name of Corporation:

Epic Financial Corporation

2.    The articles have been amended as follows (provide article numbers, if available):

4. Authorized Shares.  The aggregate number of shares which the corporation shall have authority to issue shall consist of 500,000,000 shares of Common Stock having a $0.001 par value, and 5,000,000 shares of Preferred Stock having a $0.001 par value. The Common and/or Preferred Stock of the Company may be issued from time to time without prior approval by the Stockholders. The Company and/or Preferred Stock may be issued for such consideration as may be fixed from time to time by the Board of Directors. The Board of Directors may issue such shares of Common and/or Preferred Stock in one or more series, with such voting powers, designations, preferences and rights or qualifications, limitations or restrictions thereof as shall be stated in the resolution or resolutions.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the *

articles of incorporation have voted in favor of the amendment is:  9,124,321 (52.08%)

4.    Effective date of filing (optional):

5.    Officer Signature:    /s/ Rodney R. Ray